SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITITES
EXCHANGE ACT OF 1934

For the month of October 2021

Commission file number 001-39255

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International General Insurance Holdings Ltd.

(Translation of Registrant’s name into English)

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74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐            No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐            No ☒

EXHIBIT

Exhibit Number	Exhibit Description
99.1	International General Insurance Holdings Ltd. Notice of 2021 Annual General Meeting of Shareholders, Information Circular and Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.
Date: October 29, 2021	By:	/s/ Pervez Rizvi
		Name:	Pervez Rizvi
		Title:	Chief Financial Officer